 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2026
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of shareholders of RedHill Biopharma Ltd. scheduled for July 28, 2026.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: June 25, 2026	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha’arba’a Street

Tel-Aviv 6473921

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 28, 2026

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”) will be held at the offices of the Company, 21 Ha’arba’a Street, 16th Floor, Tel-Aviv, Israel, on July 28, 2026, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2026 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2025;

2.	To approve the re-election of Mr. Rick D. Scruggs and Dr. Shmuel Cabilly to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2029; and

3.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2025.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on June 23, 2026, shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” the proposals, as specified on the enclosed form of proxy.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel, by no later than July 17, 2026. Any Position Statement received that is in accordance with the guidelines set by the Israel Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

 If, within half an hour from the time appointed for the General Meeting, a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be made available to the public on the Company's website http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,
Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel

June 25, 2026

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street

Tel-Aviv 6473921

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 28, 2026

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Tuesday, July 28, 2026, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha’arba’a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2026 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2025;

2.	To approve the re-election of Mr. Rick D. Scruggs and Dr. Shmuel Cabilly to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2029; and

3.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2025.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than July 17, 2026, in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of record of ADSs at the close of business on June 23, 2026 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on the Record Date, the Company had outstanding 60,809,201,000 Ordinary Shares (represented by 6,080,920 ADSs), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Whether or not you plan to attend the General Meeting, it is important that your ADSs be represented. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, ADS holders may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), in the absence of instructions, the ADSs represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or a duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about June 25, 2026. In addition to the solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs. In addition, we have retained Campaign Management to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If, within half an hour from the time appointed for the General Meeting, a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1 and 2, each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

In addition, the approval of Proposal 3 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

In addition, for this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

A shareholder must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a personal interest. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and DOES NOT have a personal interest in Proposal 3. If you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 3 (in which case your vote will only count for or against the ordinary majority, and not for or against the Special Majority required for approval of Proposal 3), please notify Avshalom Lavski, the Company’s Executive Director of Legal Affairs & Capital Markets, by telephone at phone number +972 3 541 3131 or by email at avshi@redhillbio.com. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and you are a controlling shareholder or possess a personal interest in the approval of Proposal 3, you should contact the representative managing your account of that status, and they in turn should notify the Company as described in the preceding sentence.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received that is in accordance with the guidelines set by the Israel Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov. Position Statements must be submitted to the Company by no later than Friday, July 17, 2026.

The rate of participation of each currently serving director in the Board of Directors meetings held during 2025 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher - 100%, (ii) Dr. Kenneth Reed - 100%, (iii) Ofer Tsimchi – 92.31%, (iv) Rick D. Scruggs - 100%, (v) Dr. Shmuel Cabilly – 84.62% and (vi) Roni Mamluk – 92.31%.

The rate of participation of each currently serving member of the audit committee of the Board of Directors (the “Audit Committee”) in the Audit Committee meetings during 2025 (for meetings held while each served as a member of the committee) was as follows: (i) Dr. Kenneth Reed - 100%, (ii) Ofer Tsimchi - 100%, and (iii) Dr. Roni Mamluk - 100%.

The rate of participation of each currently serving member of the compensation committee of the Board of Directors (the “Compensation Committee”) in the Compensation Committee meetings during 2025 (for meetings held while each served as a member of the committee) was as follows: (i) Dr. Kenneth Reed - 100%, (ii) Ofer Tsimchi - 100%, and (iii) Dr. Roni Mamluk - 100%.

All of our directors are independent, other than Mr. Dror Ben-Asher and Mr. Rick D. Scruggs.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

RE-APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Audit Committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of NASDAQ require that the Audit Committee approve the re-appointment and remuneration of the independent auditors.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr), a member of PricewaterhouseCoopers International Limited (“PwC Israel”), an independent registered public accounting firm, as the Company’s independent auditors for the year ending December 31, 2026, and for an additional period until the next Annual General Meeting. PwC Israel has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, re-appointed as the auditors of the Company for the year 2026 and for an additional period until the next annual general meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. RICK D. SCRUGGS AND DR. SHMUEL CABILLY AS DIRECTORS

According to the Articles, the Company’s directors are divided into three groups with as nearly equal in number of directors as practicable. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

The current members of the first group are Mr. Rick D. Scruggs and Dr. Shmuel Cabilly, whose terms expire as of the General Meeting. The members of the second group, currently consisting of Mr. Ofer Tsimchi and Dr. Roni Mamluk, will hold office until our annual general meeting to be held in the year 2027, and the members of the third group, currently consisting of Mr. Dror Ben-Asher and Dr. Kenneth Reed, will hold office until our annual general meeting to be held in the year 2028. The Company is proposing that Mr. Rick D. Scruggs and Dr. Shmuel Cabilly, each be re-elected for a three-year term as part of the first group.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the annual general meeting to be held in 2029, or such earlier time as they may resign or be removed from the Board of Directors, all pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Scruggs and Dr. Shmuel Cabilly has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law.

 The nominees to serve on the Board of Directors are below and the following information with respect to each nominee is supplied based upon the information furnished to the Company by the respective nominees:

Mr. Rick D. Scruggs has served as our Chief Commercial Officer since February 2020 and served as our Chief Operations Officer, U.S. Operations since January 1, 2019, and as a member of our board of directors since January 1, 2016. Mr. Scruggs most recently served as Executive Vice President of Business Development at Salix until its acquisition by Valeant (now Bausch Health) in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade-related positions. Mr. Scruggs was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix’s innovative products and intellectual property. Mr. Scruggs also served as the head of the board of directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a B.S. in Criminal Justice from Appalachian State University in North Carolina.

Dr. Shmuel Cabilly has served as a member of our board of directors since August 2010. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., Minovia Ltd., Alonbio Ltd. and Raziel Therapeutics Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Mr. Rick D. Scruggs and Dr. Shmuel Cabilly each be re-elected to hold office as a director of the Company for a three-year term until the annual general meeting to be held in 2029.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

ENGAGEMENT OF MR. DROR BEN-ASHER AS THE COMPANY'S CHAIRMAN OF THE BOARD

AND THE COMPANY'S CHIEF EXECUTIVE OFFICER

Under the Companies Law, the shareholders of the Company must approve the engagement of the Company's Chairman of the Board, also as the Company's Chief Executive Officer, and such approval will be effective for a period of up to three years. The engagement of Mr. Ben-Asher as the Company's Chairman of the Board and Chief Executive Officer was previously approved for a period of three years commencing on August 8, 2023.

Mr. Dror Ben-Asher, co-founder of the Company, has served as the Company's Chief Executive Officer and as the Chairman of the Board since its creation on August 3, 2009, other than for a short period of time in 2023 due to the expiration of the previous shareholders' approval of his engagement. The Board has determined that combining the role of Chief Executive Officer and Chairman of the Board is the most effective leadership structure at the present time, considering, among other things, Mr. Ben-Asher’s extensive experience in various fields that are relevant to the Company’s present and planned activities, and his role as co-founder and Chief Executive Officer. As the Chief Executive Officer, Mr. Ben-Asher has detailed knowledge of the risks, opportunities and challenges facing the Company and is therefore the most appropriate person to identify strategic priorities and to develop an agenda that ensures that the Board’s time and attention are focused on the most important matters. The combined role of Chief Executive Officer and Chairman of the Board also facilitates the flow of information between management and the Board and ensures clear accountability for the implementation of the Company’s strategy and execution of its business plan.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the engagement of Mr. Dror Ben-Asher with the Company as both the Company's Chairman of the Board and the Company's Chief Executive Officer for a period of three years commencing on July 28, 2026."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors

Dror Ben-Asher

Chairman of the Board of Directors
Dated: June 25, 2026

BNY: PO BOX 505006, Louisville, KY 40233-5006

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 p.m. EST, on July 23, 2026

REDHILL BIOPHARMA LTD.

Instructions to The Bank of New York, as Depositary

(Must be received prior to 12:00 p.m. EST on July 23, 2026)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 23, 2026 at the Annual General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on July 28, 2026 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

This Notice and the documents mentioned therein, including the Proxy Statement, as well as the proposed resolutions on the agenda, will be made available to the public on the Company’s website https://www.redhillbio.com/investors/events-and-presentations/event-details/2026/Annual-General-Meeting-of-Shareholders-2026-pW-UZsNK9h/default.aspx

NOTES:

1. Please direct the Depositary how it is to vote by placing an '“X” in the appropriate box opposite each agenda item.

2. If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Redhill Biopharma Ltd. Annual General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL		YOUR VOTE
		FOR	AGAINST	ABSTAIN
1.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year 2026 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2025;	☐	☐	☐

2.	To approve the re-election of Mr. Rick D. Scruggs and Dr. Shmuel Cabilly to the board of directors of the Company (the "Board of Directors") for an additional three-year term until the annual general meeting to be held in 2029; and	☐	☐	☐

	2a. Mr. Rick D. Scruggs	☐	☐	☐

	2b. Dr. Shmuel Cabilly	☐	☐	☐

3.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date